Registration Statement No. 33-
============================================================================

             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549
                      -----------------
                          FORM S-3
                REGISTRATION STATEMENT UNDER
                 THE SECURITIES ACT OF 1933

                       ---------------
                    POLAROID CORPORATION
   (Exact name of Registrant as specified in its charter)
              DELAWARE                              04-1734655
  (State or other jurisdiction of                (I.R.S. Employer
   incorporation or organization)               Identification No.)

                    549 Technology Square
                     Cambridge, MA 02139
                        (617) 386-2000

              (Address, including zip code, and
               telephone number, including area code,
               of Registrant's principal executive offices)

                  Richard F. deLima, Esq.
                    Polaroid Corporation
                   549 Technology Square
                    Cambridge, MA 02139
                      (617) 386-3273
              (Name, address, including zip code,
               and telephone number, including area code,
               of agent for service)
                         ---------------
  Approximate date of commencement of proposed sale to the public:

    From time to time after the Registration Statement becomes effective at the discretion of the Selling Securityholders.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ____

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. __X__

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ____

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. _____

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ____


                               -----------------
                       CALCULATION OF REGISTRATION FEE
=============================================================================
Title of Each Class |Amount to be |    Proposed     | Proposed    | Amount of
         of         | Registered  |    Maximum      |  Maximum    |Registration
  Securities to be  |             |   Offering Price|    Aggregate|    Fee
     Registered     |             |  Per Security(1)|    Offering |
                    |             |                 |    Price(1) |
-----------------------------------------------------------------------------
8% Subordinated     |             |                 |             |
Convertible         | $140,000,000|      138.65%    | $194,115,191|  $66,937
Debentures Due 2001 |             |                 |             |
------------------------------------------------------------------------------
Common Stock, $1.00 | 4,307,688(3)|       N/A       |      N/A    |    N/A (4)
par value(2)        |             |                 |             |
==============================================================================


     (1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 and calculated on the basis of full conversion of the Debentures into shares of Common Stock of the Registrant valued on the basis of the average of the high and low prices for such shares of $45.0625 on the New York Stock Exchange on February 1, 1996.

     (2) Represents shares initially issuable upon conversion of the Debentures.

     (3) Plus an indeterminate number of additional shares of Common Stock that may be issuable upon conversion of the Debentures as a result of the antidilution provisions thereof.

     (4)  No  additional  consideration will  be  received  in
     connection   with  the  exercise  of   the   conversion
     privilege  in  respect of which  the Common  Stock   is
     issuable and therefore no registration fee is required pursuant to Rule 457(i).

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

==============================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY OFFER OR SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


       SUBJECT TO COMPLETION, DATED FEBRUARY 8, 1996


PRELIMINARY PROSPECTUS

                    POLAROID CORPORATION

                        $140,000,000
       8% Subordinated Convertible Debentures Due 2001
                             and
                   Shares of Common Stock
                 (par value $1.00 per share)
              Issuable Upon Conversion Thereof

This Prospectus relates to the sale from time to time by the holders (the "Selling Securityholders") of up to $140,000,000 aggregate principal amount of 8% Subordinated Convertible Debentures Due 2001 (the "Debentures") of Polaroid Corporation (the "Company"). This Prospectus also relates to sales by the Selling Securityholders from time to time of shares of Common Stock, $1.00 par value per share (the "Common Stock"), of the Company issuable upon conversion of the Debentures.

The Debentures were originally issued by the Company in October 1991 as partial consideration for the repurchase of convertible preferred stock and warrants originally issued by the Company to the Selling Securityholders in 1989. The Debentures will mature on September 30, 2001. Interest on the Debentures is payable semiannually on March 31 and September 30 of each year. The Debentures are convertible at the option of the holder into shares of Common Stock of the Company at any time at or prior to maturity, unless previously redeemed, at a conversion price of approximately $32.50 per share (equivalent to a conversion rate of 30.7692 shares per $1,000 principal amount of Debentures), subject to adjustment in certain events. Upon conversion of Debentures, accrued and unpaid interest thereon will be payable to the date of conversion.

Prior to September 30, 1998, the Debentures are redeemable, in whole or, subject to certain limitations, in part, at any time, upon not less than 30 days' nor more than 60 days' notice, if the Current Market Price (as defined) per share of Common Stock is, for at least 20 of 30 consecutive trading days during the period commencing October 7, 1991 and ending on the date notice of such redemption is given, at least $48.75. The redemption price for any Debentures redeemed in accordance with the provision described in the preceding sentence will be the principal amount of the Debentures to be redeemed, together with accrued and unpaid interest to the date of redemption. On or after September 30, 1998, the Debentures are redeemable, in whole or, subject to certain limitations, in part, at any time (without regard to the Current Market Price), upon not less than 30 days' nor more than 60 days' notice, at such redemption price. In the event there occurs a Change in Control (as defined), any holder of any Debenture may require the Company to redeem all or any portion of the Debentures at the redemption prices set forth herein.

The Debentures are unsecured general obligations of the Company, subordinated in right of payment to all existing and future Senior Indebtedness of the Company, and are structurally subordinated to all liabilities (including trade payables) of the Company's subsidiaries. The
Indenture will not restrict the incurrence of Senior
Indebtedness by the Company or its subsidiaries.  At
December 31, 1995, the Company had $426.4 million of Senior
Indebtedness, and the Company's subsidiaries had $706.4 million of liabilities. See "Description of the Debentures".

Associated with the Common Stock are certain Rights (as defined herein) which will not be exercisable or evidenced separately from the Common Stock prior to the occurrence of certain events. See "Description of Capital Stock--Rights
Agreement".

The Debentures and the Common Stock issuable upon conversion of the Debentures may be sold by the Selling Securityholders from time to time directly to purchasers or through agents, underwriters or dealers. See "Plan of Distribution". If required, the names of any such agents or underwriters involved in the sale of the Debentures and the Common Stock issuable upon conversion of the Debentures in respect of which this Prospectus is being delivered and the applicable agent's commission, dealer's purchase price or underwriter's discount, if any, will be set forth in an accompanying supplement to this Prospectus (the "Prospectus Supplement").

The Selling Securityholders will receive all the net proceeds from the sale of the Debentures and the Common Stock issuable upon conversion of the Debentures and will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the Debentures and the Common Stock issuable upon conversion of the Debentures. The Company is generally responsible for payment of its expenses incident to the offer and sale of the Debentures and the Common Stock issuable upon conversion of the Debentures as well as certain other expenses of the Selling Securityholders in accordance with the terms of the Registration Rights Agreement dated as of October 7, 1991 (the "Registration Rights Agreement"), between the Company and the Selling Securityholders. The Company and the Selling Stockholders will be indemnified by each other against certain civil liabilities, including certain liabilities under the Securities Act of 1933 (the "Securities Act"), or will be entitled to contribution in connection therewith.

Any broker-dealer, agent or underwriter which participates in the distribution of the Debentures and the Common Stock issuable upon conversion of the Debentures may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission received by them and any profit on the resale of the Debentures and the Common Stock issuable upon conversion of the Debentures purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "Plan of Distribution".

There is no established public trading market for the Debentures. Any listing on any national securities exchange or admission to trading in the National Association of Securities Dealers Automated Quotation system of the Debentures will be set forth in a Prospectus Supplement.
The Common Stock is listed on the New York Stock Exchange (the "NYSE") and the Pacific Stock Exchange under the trading symbol "PRD". On February 7, 1996, the last reported sale price of the Common Stock as reported on the NYSE was $46 per share. The Company intends to utilize shares of Common Stock held in treasury that have been listed on the NYSE as the shares of Common Stock issuable upon conversion of any Debentures. For a description of certain Federal income tax consequences to the holders of the Debentures and Common Stock, see "Certain Federal Income Tax Consequences".


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      The date of this Prospectus is           , 1996

(cover page continued)

                   AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the
"Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Northeast Regional Office,
7 World Trade Center, Suite 1300, New York, New York 10048;
and Midwest Regional Office, Citicorp Center, 500 West
Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained by mail from the Public Reference Section of the Commission, 450 Fifth
Street, N.W., Washington, D.C. 20549, at prescribed rates.
The Common Stock of the Company is listed on the New York
Stock Exchange and such reports, proxy statements and other information can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York,
New York 10005.

             The Company has filed with the Commission a Registration Statement on Form S-3 (herein together with all amendments and exhibits thereto, called the "Registration Statement") under the Securities Act with respect to the securities offered by this Prospectus. This Prospectus does not contain all of the information set forth or incorporated by reference in the Registration Statement and the exhibits and schedules relating thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the securities offered by this Prospectus, reference is made to the Registration Statement and the exhibits filed or incorporated as a part thereof, which are on file at the offices of the Commission and may be obtained upon payment of the fee prescribed by the Commission or may be examined without charge at the offices of the Commission.
Statements contained in this Prospectus as to the contents of any documents referred to are not necessarily complete, and, in each such instance, are qualified in all respects by reference to the applicable documents filed with the Commission.


                   INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

                  The following documents filed by the Company with the Commission are hereby incorporated by reference into this
Prospectus:

               (a) the Company's Annual Report on Form 10-K for the year ended December 31, 1994, dated March 30, 1995;

               (b) the Company's Quarterly Report on
     Form 10-Q for the period ended April 2, 1995, dated
     May 15, 1995;

               (c) the Company's Quarterly Report on
     Form 10-Q for the period ended July 2, 1995, dated
     August 15, 1995;

               (d) the Company's Quarterly Report on
     Form 10-Q for the period ended October 1, 1995, dated
     November 13, 1995;

               (e) the Company's Current Report on Form 8-
     K, dated January 16, 1996; and

               (f) the description of the Company's Rights to purchase the Company's Series A Participating
     Cumulative Preferred Stock contained in its Registration Statement on Form 8-A dated September 14,
     1986, as amended by amendments on Form 8 dated
     August 18, 1988, September 15, 1988, January 30, 1989,
     February 21, 1989, October 21, 1991, March 24, 1993,
     and July 2, 1993, and any amendment or report filed with the Commission for the purpose of updating such description.

All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of securities hereunder shall be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of the filing thereof. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, at the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this Prospectus (other than certain exhibits). Requests for such copies should be directed to: Polaroid Corporation, 549 Technology Square, Cambridge, MA 02139, Attention:
Richard F. deLima, Esq., telephone (617) 386-3273.


                        THE COMPANY

The Company designs, manufactures and markets worldwide a variety of products primarily in instant image recording fields. These include instant photographic cameras and films, electronic imaging recording devices, conventional films and light polarizing filters and lenses. The principal products of the Company are used in amateur and professional photography, industry, science, medicine and education.

The Company's principal executive offices are located at 549 Technology Square, Cambridge, MA 02139. The Company's telephone number is (617) 386-2000. References herein to the Company shall mean Polaroid Corporation and its subsidiaries, unless the context requires otherwise.


                    RECENT DEVELOPMENTS

On December 1, 1995, Gary T. DiCamillo became Chairman and
Chief Executive Officer of the Company pursuant to a long-term contract.
Mr. DiCamillo, age 45, had been a Group Vice President of
Black & Decker Corporation and President of its Power Tools and Accessories businesses.

On December 19, 1995, the Company announced a broad plan of action that would result in total pre-tax charges of at least $195 million of which $155 million was planned to be charged in the fiscal 1995 fourth quarter and at least
$40 million was planned to be charged in fiscal 1996; these amounts were increased when the Company announced its 1995 results, as described below. The foregoing is in addition to $77 million restructuring charges recorded in the first quarter of 1995. In addition, the Company stated that it expected its 1995 fourth quarter operating profit (before special charges) to be below its 1995 third quarter operating profit. The announced restructuring plan features three principal components: program reductions in certain product, research and manufacturing areas; strategic refocusing of the Company's digital imaging businesses for the medical diagnostic and graphic arts markets; and a reduction in corporate overhead expenses. A copy of the December 19, 1995 announcement is attached to the Company's Current Report on Form 8-K dated January 16, 1996 incorporated herein by reference.

During 1995, the Company spent $40.2 million to purchase approximately 1.2 million shares of its Common Stock in market transactions. After the December 19, 1995 announcement, the Company suspended making any additional stock repurchases; this may negatively impact the market price of its Common Stock.

1995 Results

On January 30, 1996, the Company announced its 1995 results as follows:

Worldwide sales for the fourth quarter of 1995 were $674.8 million, a two percent decrease compared with sales of $685.9 million in the fourth quarter of 1994. The net loss for the fourth quarter of 1995 was $111.0 million, or $2.44 primary loss per common share, compared to net earnings of $57.3 million, or $1.23 primary earnings per common share, in the fourth quarter of 1994. Excluding the pre-tax special charge for restructuring and other expenses of $170 million and the related tax effect, the primary loss per common share for the fourth quarter of 1995 would have been $.01.

The fourth quarter special charge for restructuring and other expenses, announced on December 19, 1995, related to the severance and early retirement programs and write-off of certain assembly equipment, fixed assets and inventory. The special charge for this program is expected to total approximately $260 to $270 million. Of that amount, $170 million was taken in the fourth quarter of 1995 and an estimated $90 million to $100 million will be charged in the first quarter of 1996. The total special charge exceeds by $65 to $75 million an earlier estimate principally due to the fact that the severance program is expected to result in the elimination of 1,600 positions worldwide, 300 more than originally anticipated, and will include a higher proportion of salaried employees.

Operating profit for the fourth quarter of 1995, excluding the special charge, was $29.4 million, compared to $83.9 million for the fourth quarter of 1994. This decrease was due to less-than-expected revenues, particularly in the United States, and higher overhead expenses, including significant instant film marketing promotions and increased spending in the Company's new digital imaging businesses. Including the special charge, the loss from operations for the fourth quarter of 1995 was $140.6 million.

U.S. sales decreased in the fourth quarter of 1995 to $328.9 million compared with $346.9 million in the same period last year, due primarily to the price promotions offered on instant integral film in the United States and Europe. International sales were $345.9 million in the fourth quarter of 1995, compared with $339.0 million for the fourth quarter of 1994.

For the full year, 1995 worldwide sales decreased three percent to $2.24 billion, compared with $2.31 billion in 1994. U.S. sales for the full year 1995 were $1.02 billion, compared with $1.16 billion for 1994 and resulting in a decline of 12%. International sales for the full year 1995 were $1.22 billion, compared with $1.15 billion in 1994 and resulting in an increase of 6%.

Russia continued its impressive growth in 1995, with $196.3 million in sales, a 27% increase compared with $154.3 million in 1994.

The Company sold 5.4 million cameras in 1995, compared with
6.4 million cameras in 1994, primarily due to lower sales of Captiva than in the prior year. Instant film shipments decreased slightly for the full year compared to 1994, reflecting the dealer inventory adjustment program in the United States and Europe and a change to direct distribution in Japan.

The net loss for the full year 1995 was $140.2 million, or $3.09 primary loss per common share, compared with earnings of $117.2 million for the full year 1994, or $2.49 primary earnings per common share. The full year 1995 results include special charges totaling $247.0 million for the two early retirement and severance programs offered in 1995 and other special charges associated with the program announced in December 1995. Excluding these items, the full year 1995 primary earnings per common share would have been approximately $.45 per share.

The loss from operations for the full year 1995 was $157.8 million, compared with an operating profit of $200.3 million in 1994. Excluding the special charges for restructuring and other expenses of $247.0 million, operating profit for 1995 would have been $89.2 million, a reduction of more than $110 million compared to 1994 which is attributable to a combination of factors, primarily to the decline in domestic instant film sales, the increase in worldwide promotional expenses, the increase in international marketing expenses for developing countries and slightly higher losses for digital imaging.

Total losses in the Company's digital imaging businesses were approximately $190 million compared to approximately $180 million in 1994. The 1995 losses are principally attributable to medical imaging and to graphic imaging with a lesser proportion attributable to electronic imaging. The 1994 losses were principally attributable to medical imaging with a smaller proportion attributable to each of graphic imaging and electronic imaging. Shipments of the new graphics imaging product, Dry Tech Imagesetting Film, began in October 1995, and the Company plans to ship a number of new products for the graphic arts market in 1996. Shipments of Helios medical imaging systems doubled in 1995 compared to the low base amount in 1994.

For the full year 1995, the effective tax rate was 30%, versus 27% for 1994. For purposes of determining the after-tax special charges, the Company applied a statutory tax rate of 35% to calculate the partially offsetting tax benefit. The net after-tax foreign currency exchange loss from balance sheet translation for the full year 1995 amounted to $.03 per common share, compared with a $.02 loss for 1994.

       Polaroid Corporation and Subsidiary Companies

        Condensed Consolidated Statement of Earnings
            (In millions, except per share data)

                                      Year ended December 31
                                      ----------------------
                                         1995        1994
                                        ------       ------
Net sales:
    United States                     $1,019.0      $1,160.3
    International                      1,217.9       1,152.2
--------------------------------------------------------------
Total net sales                        2,236.9       2,312.5
--------------------------------------------------------------

    Cost of sales                      1,298.6      1,324.2
    Marketing, research, engineering
       and administrative expenses       849.1        788.0
    Restructuring and other              247.0        --
-------------------------------------------------------------
Total costs                            2,394.7       2,112.2
-------------------------------------------------------------
Profit/(loss) from operations          (157.8)         200.3

    Other Income                          8.5            7.0

    Interest expense                     52.1           46.6
-------------------------------------------------------------
Earnings/(loss) before income taxes    (201.4)         160.7

    Federal, state and foreign income
      tax expense/(benefit)             (61.2)          43.5
------------------------------------------------------------
Net earnings/(loss)                   ($140.2)        $117.2
============================================================

Primary earnings/(loss) per common
     share                              ($3.09)        $2.49

Fully diluted earnings per common
     share                                  *          $2.42

Cash dividends per common share          $0.60         $0.60

Weighted average common shares used
for primary earnings per share
calculation (in thousands)               45,404**   46,992**


Common shares outstanding at end of      45,533     45,998
period (in thousands)
================================================================
* Fully diluted earnings per share are not stated because they are greater than primary earnings per common share.

**The weighted average shares used to calculate primary earnings per common share include assumed conversion of options outstanding, as appropriate.

       Polaroid Corporation and Subsidiary Companies
            Condensed Consolidated Balance Sheet
                       (In millions)
                                           At December 31
                                         --------------------
                                            1995        1994
                                          -------       -------
    Current assets:

        Cash and cash equivalents             $73.3       $143.3
        Short-term investments                  9.8         85.6
        Receivables                           550.4        541.0
        Inventories:
          Raw materials                       137.2        112.4
          Work-in-process                     233.7        231.2
          Finished goods                      244.6        233.8
                                             ------       ------
              Total inventories               615.5        577.4

        Prepaid expenses and other assets     208.5        141.4
                                             ------       -------
          Total current assets              1,457.5      1,488.7

    Net property, plant and equipment         691.0        747.3

    Deferred tax assets                       113.3         80.7
                                            -------      --------
    Total assets                            $2,261.8     $2,316.7
                                            ========     ========

    Current liabilities:

        Short-term debt                     $160.4       $117.1
        Current portion of long-term debt     39.7         35.9
        Payables and accruals                274.9        275.7
        Compensation and benefits            197.4        121.4
        Federal, state and foreign income
                    taxes                     46.6         51.8
                                             ------       -------
          Total current liabilities          719.0        601.9

    Long-term debt                           526.7        566.0

    Accrued postretirement benefits          257.2        247.2

    Accrued postemployment benefits           41.2         37.2

    Stockholders' equity:

        Common stock, $1 par value            75.4         75.4
        Additional paid-in capital           401.9        387.2
        Retained earnings                  1,525.8      1,692.1
           Less: Treasury stock, at cost   1,205.4      1,174.5
                 Deferred compensation        80.0        115.8
                                          --------      --------
           Total stockholders' equity        717.7        864.4
                                          --------      --------
    Total liabilities and equity           $2,261.8    $2,316.7
                                          =========    =========

The Company has incurred net losses in two out of its three most recent fiscal years. In 1995 the Company incurred a pre-tax special charge for restructuring and other expenses of $247 million. In 1993, pre-tax cumulative effect of changes in accounting principle totaled $216.9 million.



Other Developments

In recent years, the Company has made very substantial investments in its new digital imaging businesses. These businesses have been very unprofitable as set forth previously. The future prospects of these new businesses are uncertain and they are likely to continue to affect the Company's results adversely for a few years. With regard to its medical imaging business, the Company has made very substantial expenditures to develop its Helios product as a substitute for conventional transparency films used for x-ray and other medical applications and to build a new multi-use film manufacturing plant in which to manufacture Helios type transparency films, as well as graphic imaging films. Despite certain technical advantages of digital radiology and the Helios product, its ongoing costs exceed revenues. The Company is exploring the feasibility of a variety of business relationships to improve the results of its medical imaging business. It is uncertain to what extent the Helios product line may result in further charges.

With regard to instant photography, the Company broadened its traditional product line by developing the Captiva smaller format instant camera which was introduced first abroad and then in 1993 in the United States. Captiva sales have been below the Company's expectations. In 1995, the Company decided to limit its production of Captiva cameras to the completion of work-in-progress. It will continue to market Captiva cameras and film for the foreseeable future, as well as provide service. The December 1995 special charges which cover Captiva's U.S. and international operations includes provision for a write-off of excess Captiva equipment and obsolete inventory.

Profits of the Company's basic instant photography business have been higher than the Company's total profit from operations. The development of the electronic imaging industry is likely to begin to impact negatively such business and profits. The Company's own electronic imaging efforts are intended to develop niche products which will be used in conjunction with mainstream products and standards developed by others. The future effect on the Company of developments in the electronic imaging industry is uncertain and could be adverse. Also, an industry consortium not including the Company has developed a so-called Advanced Photo System which it announced will be incorporated in cameras and film to be introduced in 1996.

The Company continues to study the different areas of its business, including their cost structures. The competitive forces and margin pressures in many of its business areas are severe and its new multi-use film manufacturing plant has substantial overcapacity which results in unabsorbed costs and underutilization losses. In connection with ongoing planning review by corporate management, additional personnel and asset reductions may be made, producing additional charges which may be significant. In conjunction with the performance and outlook of the business, the Company's Board of Directors will continue to review from period to period related cash flow and other future cash requirements, including the level of any future dividends to be paid on its Common Stock.

The Company's bank financing agreements were amended as of December 29, 1995, to provide a waiver until February 29, 1996, with respect to net worth and other financial covenants as to which the Company was not in compliance by reason of its 1995 results. The Company is negotiating the terms of these agreements to provide greater leeway with respect to financial covenants which may or may not result in increased costs to the Company. If the Company does not comply with these or any other financial covenants, payments of principal of and interest on the Debentures might not be able to be made by the Company. See "Description of the Debentures--Subordination of Debentures".

On December 4, 1994, Polaroid Corporation entered into a consent agreement with the Environmental Protection Agency
("EPA") to resolve alleged violations of the Toxic
Substances Control Act ("TSCA").  Under this agreement,
Polaroid paid a civil penalty of $80,000 and agreed to conduct an internal audit of certain TSCA practices. This audit was recently completed and revealed potential liability, although not yet confirmed by the EPA, in the range between $64,000 and $89,000.

             RATIO OF EARNINGS TO FIXED CHARGES

                                   Year Ended December 31
                                 -----------------------------------
                               1991     1992    1993    1994    1995
                               -----    ----    ----    ----    ----
Ratio of Earnings to
    Fixed Charges(a)          15.5(b)   3.0     2.3(c)  3.3    --(d)


_______________

(a) The ratio of earnings to fixed charges has been computed by dividing earnings available for fixed charges (earnings/(loss) before income taxes and cumulative effect of changes in accounting principles plus fixed charges (excluding capitalized interest)) by fixed charges. Fixed charges consist of interest expense (including amortization of deferred financing costs), the portion of rental expense that is representative of the interest factor (deemed by the Company to be one-third) and capitalized interest.

(b) In 1991 the Company received a pre-tax litigation settlement of $924.5 million. Excluding the settlement, the ratio of earnings to fixed charges was 3.1.

(c) For the year ended December 31, 1993, pre-tax cumulative effect of changes in accounting principle totaled
  $216.9 million. Including such cumulative effect, earnings were insufficient to cover fixed charges by $127.8 million.

(d) Earnings were insufficient to cover fixed charges by $206.2 million due to pre-tax special charge for restructuring and other expenses of $247.0 million.
  Excluding the special charge of $247.0 million, the ratio of earnings to fixed charges was 1.6.


                      USE OF PROCEEDS

The Selling Securityholders will receive all of the net proceeds from the sale of the Debentures and Common Stock offered hereby after any applicable underwriting discounts and selling commissions. The Company will not receive any of the proceeds from any such sale and is generally responsible for payment of its expenses incident to such sale as well as certain expenses of the Selling
Securityholders in accordance with the terms of the Registration Rights Agreement.


               DESCRIPTION OF THE DEBENTURES

The Debentures were originally issued by the Company in October 1991 as partial consideration for the repurchase of convertible preferred stock and warrants originally issued by the Company to the Selling Securityholders in 1989.

The Debentures, in the form in which they were originally issued, are referred to herein as the "Notes".

In connection with the sale by any Selling Securityholder of Debentures offered hereby and in order to comply with the Trust Indenture Act of 1939, as amended, Notes held by such Selling Securityholder in a corresponding principal amount will be amended and restated so as to cause them to be Debentures outstanding pursuant to an indenture (the "Indenture") to be entered into between the Company and State Street Bank and Trust Company, as trustee (the "Trustee"). Although the Notes and the Debentures will have substantially similar terms, the Notes, until such time as they may be so amended and restated, will not be entitled to the benefits of the Indenture and will not be deemed outstanding for purposes thereof. A copy of the Indenture substantially in the form in which it is to be executed has been filed as an exhibit to the Registration Statement. Set forth below is a summary of certain provisions of the Debentures and the Indenture, which summary does not purport to be complete and is subject to, and is qualified in its entirety by, reference to all of the provisions of the Indenture, including the definitions thereof. Copies of the Indenture can be obtained from the Company upon request. Capitalized terms used herein without definition have the meanings ascribed to them in the Indenture. As used in this section, the "Company" refers to Polaroid Corporation, exclusive of its subsidiaries. Wherever particular provisions of the Indenture are referred to in this summary, such provisions are incorporated by reference as a part of the statements made and such statements are qualified in their entirety by such reference.

General

The Debentures are limited to $140,000,000 aggregate principal amount, are unsecured subordinated obligations of the Company and will mature on September 30, 2001. The Debentures bear interest from October 7, 1991 at the rate of 8% per annum. Interest is payable semi-annually on March 31 and September 30 of each year, subject to certain exceptions, commencing March 31, 1992, to the person in whose name the Debenture is registered at the close of business on the fifteenth day of March or September, as the case may be (the "Regular Record Date"), next preceding such interest payment date. Principal of (premium, if any) and interest on the Debentures will be payable, and the Debentures will be convertible and exchangeable and transfers thereof will be registrable, at the office of the Trustee or the office or agency of the Company maintained for such purpose in The City of New York and at any other office or agency maintained by the Company for such purpose, provided that at the option of the Company payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the Debenture Register or in such other manner as the Company and such person shall agree. All payments of interest and principal will be made in U.S. Dollars. (Sections 3.01, 3.05, 3.07, 10.02, 12.02 and 13.01)

The Debentures will be issued only in registered form without coupons in denominations of $1,000 or any integral multiple thereof. (Section 3.02) Debentures will be executed on behalf of the Company and will not be valid unless the certificate of authentication thereon provided for in the Indenture has been duly executed. (Section 3.03) No service charge will be made for any registration of transfer or exchange of Debentures, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 3.05)

Conversion Rights

The Debentures will be convertible into Common Stock at any time prior to redemption (except as set forth in the following sentence), exchange or maturity, initially at a conversion price of approximately $32.50 (equivalent to a conversion rate of 30.7692 shares per $1,000 principal amount of Debentures). (Section 12.01) The right to convert Debentures called for redemption will terminate at the close of business on the second Business Day immediately preceding a Redemption Date and will be lost if not exercised prior to that time. (Section 12.03) See "Optional Redemption".

Upon conversion of Debentures, accrued and unpaid interest thereon will be payable in cash to the date of conversion.
(Section 12.04) Fractional shares of Common Stock will not be issued upon conversion, but in lieu thereof, the Company will pay a cash adjustment based upon the market price of such shares at such time. (Section 12.05)

The Conversion Price is subject to adjustment (under formulae set forth in the Indenture) under certain circumstances, including: (i) the issuance of Common Stock as a dividend or distribution on Common Stock; (ii) certain subdivisions, reclassifications, and combinations of Common Stock; (iii) the issuance of Common Stock (or securities convertible into or exchangeable for Common Stock) at a price per share (or having a conversion price per share) less than the Debenture's then applicable conversion price;
(iv) dividends or other distributions on its Common Stock other than (a) regularly quarterly dividends not exceeding $.15 per share (as adjusted) or (b) regularly quarterly cash dividends not exceeding in the aggregate 50% of net income from continuing operations before extraordinary items for the period from October 7, 1991 to the date of such dividend's payment; and (v) the purchase of Common Stock pursuant to a tender offer made by the Company at a purchase price per share in excess of 110% of the current market price over a specified period or the repurchase by the Company of Common Stock other than by a tender offer by the Company at a weighted average purchase price per share in excess of the weighted average per share sales price of the Common Stock. (Section 12.07) In the case of certain capital reorganizations or reclassifications, or in case of any consolidation or merger of the Company with another corporation or the sale or conveyance to another corporation of the property of the Company as an entirety or substantially as an entirety, at the option of the holder of any Debentures (i) each Debenture then outstanding shall be convertible into, in lieu of the Common Stock issuable upon such conversion, the kind and amount of securities, cash and other property receivable upon the consummation of such transaction by a holder of that number of shares of Common Stock into which each Debenture is convertible immediately prior to such transaction or (ii) each Debenture shall entitle the holder thereof to receive subsequent to the consummation of such transaction (a) if the surviving entity is a U.S. corporation meeting certain public corporation qualifications, that number of shares of common stock of the surviving entity determined by multiplying the number of shares of Common Stock into which each Debenture was convertible immediately prior to such transaction by a fraction, the numerator of which is the current market price of the Common Stock immediately prior to such transaction and the denominator of which is the current market price of the common stock of the surviving entity over a period preceding the transaction or (b) if the surviving entity is not a U.S. corporation meeting certain public corporation qualifications, cash equal to the fair market value (computed without interest) of the securities or other property to which such holder would have been entitled under clause (i) above, as determined by an independent investment banking firm (with an established national reputation as a valuer of equity securities), but in any event not less than the Change in Control Price. (Section 12.08) Change in Control Price is defined as the greater of (i) the redemption price for each Debenture and (ii) the product of the number of shares of Common Stock into which each Debenture is then convertible (or, if the Debentures are no longer convertible into shares of Common Stock as a result of the relevant change in control, the number of shares of Common Stock, as adjusted, into which each Debenture was convertible immediately prior to such change in control) and the highest price per share of Common Stock paid or agreed to be paid by any person who acquired control of the Company within the two-year period immediately preceding the date of such change in control or at any time thereafter, together with accrued and unpaid interest on such principal amount of Debentures to the date of redemption. (Section 11.03)

Subordination of Debentures

The Debentures are subordinated and subject, to the extent and in the manner set forth in the Indenture, to the prior payment in full of all Senior Indebtedness. (Section 13.01) Senior Indebtedness is defined to include all Indebtedness of the Company, unless such Indebtedness is subordinated in right of payment to any other unsecured Indebtedness of the Company. (Section 1.01) At December 31, 1995, the Company had $426.4 million of outstanding indebtedness that would have constituted Senior Indebtedness under the Indenture. The Indenture will not limit the amount of Senior Indebtedness that the Company may incur or the amount of liabilities that its subsidiaries may incur. At such date the Company's subsidiaries had $706.4 million of liabilities (including trade payables), to which the Debentures are structurally subordinated.

"Indebtedness" of the Company is defined to mean all amounts due pursuant to the provisions of the instruments, whether currently outstanding or hereafter created, incurred or assumed, providing for (a) indebtedness of the Company for money borrowed or in respect of letters of credit issued for its own account, (b) guarantees by the Company of indebtedness for money borrowed by or in respect of letters of credit issued for the account of or payment or performance obligations due from any other person,
(c) purchase money obligations, evidenced by notes, lease-purchase agreements, purchase contracts or agreements, or similar instruments for the payment of which the Company is liable by guarantees or otherwise, (d) obligations of the Company under any agreement or lease, or lease of, any real or personal property which are required to be capitalized in accordance with generally accepted accounting principles,
(e) obligations of the Company to purchase property or assets, including securities, at a future date, incurred in connection with financings by the Company, (f) performance, completion or similar bonds of the Company and
(g) modifications, renewals, extensions and refunding of any such indebtedness, guarantees, obligations or bonds. (Section 1.01)

No payments of principal of (or premium, if any) or interest on the Debentures may be made and no Debentures may be redeemed, acquired or retired at any time when any event has occurred and is continuing which with the passage of time or the giving of notice or both would have the effect of accelerating the maturity of any Senior Indebtedness or would permit the holder of any Senior Indebtedness to accelerate the maturity thereof. (Section 13.02) As discussed above, if the Company does not comply with the financial covenants under its bank financing agreements with respect to which it recently received a waiver until February 29, 1996, or any other applicable financial covenants, payments of principal and interest on the Debentures might not be able to be made by the Company. See "Recent Developments".

Upon any payment or distribution of assets of the Company in the event of any insolvency, reorganization, liquidation or similar proceeding, all Senior Indebtedness must be repaid in full before the holders of the Debentures will be entitled to receive or retain any payment. (Section 13.02)

By reason of such subordination, in the event of insolvency, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than holders of the Debentures.

The Indenture will provide that the Company will not incur or assume any Indebtedness of the Company that is subordinated in right of payment to any other unsecured
Indebtedness of the Company unless such Indebtedness ranks pari passu with, or is subordinated in right of payment to, the Debentures.

Optional Redemption

The Debentures will be redeemable upon not less than 30 nor more than 60 day's notice by mail at any time, in whole or (subject to certain limitations set forth in the Indenture) in part, at the election of the Company, at a redemption price equal to the percentage of the principal amount of the Debentures to be redeemed, together with accrued and unpaid interest to the date of redemption (subject to the right of holders of Debentures of record on Regular Record Dates to receive interest due on an Interest Payment Date). The Company may not redeem any Debentures prior to September 30, 1998, unless, for at least 20 of 30 consecutive trading days during the period commencing October 7, 1991 and ending on the date notice of such redemption is given, the current market price per share of Common Stock is at least $48.75 (appropriately adjusted for stock splits, stock combinations, stock dividends and similar events). Notwithstanding the foregoing, if a Debenture is redeemed pursuant to this paragraph at a time when the holder could redeem the Debenture pursuant to the next paragraph, the Debenture shall be redeemed at the Change in Control Price. (Sections 2.03 and 11.01)

Upon the occurrence of a Change in Control, any holder of any Debentures shall have the right to require the Company to redeem all or any portion of such Debentures at the Change in Control Price, together with accrued and unpaid interest on such principal amount of Debentures to the date of redemption. (Sections 2.03 and 11.03)

Failure by the Company to redeem the Debentures when required will result in an Event of Default under the Indenture whether or not such redemption is permitted by the subordination provisions of the Indenture. (Section 5.01)

Within 30 days following the occurrence of a Change in Control, the Company is obligated to mail to all holders of Debentures a notice of such Change in Control, which notice shall set forth each holder's right to require the Company to redeem any Debenture, the redemption date (which shall be not more than 60, nor less than 45, days from the date of such notice) and the procedures such holder must follow in exercising the right to cause such redemption; however, if the Debentures are owned by 50 or fewer holders or groups of affiliated holders, such notice shall be mailed promptly following the Change in Control (but in no event more than five business days thereafter), and shall set forth (i) that the redemption date shall be five business days after receipt by the Company of the notice by the holder referred to in the next paragraph and (ii) the procedures such holder must follow in exercising the right to cause such redemption. If at the time the Debentures are listed on any national securities exchange or traded in the over-the-counter market, the Company shall, within 30 days of such Change in Control, publish notice thereof and of the right to redemption in a newspaper of general circulation in the Borough of Manhattan, The City of New York. (Section 11.04)

In the event a holder of Debentures shall elect to require the Company to redeem any Debentures after the occurrence of a Change in Control, such holder shall deliver within 30 business days of the mailing to him of the Company's notice, or, if no notice is given, within 30 business days following the last day the Company was required to give notice of the Change in Control (in which case the date of redemption shall be (i) if the Debentures are not owned by 50 or fewer holders or groups of affiliated holders, the date which is 45 business days following the last day the Company was required to give notice of the Change in Control, after which date the right of such Holders to require the Company to redeem Debentures shall terminate or
(ii) if the Debentures are owned by 50 or fewer holders or groups of affiliated holders, the date of which is five business days after the delivery to the Company of an election to redeem), a written notice to the Company, so stating, specifying the principal amount of Debentures; however, if the Debentures are owned by 50 or fewer holders or groups of affiliated holders, such holders or groups may deliver a notice of an election to redeem at any time within 60 business days following the occurrence of a Change in Control, and such holders or groups shall not be required to wait for the Company's notice or for the expiration of the time allowed for the Company's notice.

A "Change in Control" shall mean: (i) the acquisition, other than from the Company, by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 50% or more of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors, but excluding, for this purpose, any such acquisition by (a) the Company or any of its subsidiaries or (b) any corporation with respect to which, following such acquisition, more than 50% of the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by individuals and entities who were the beneficial owners of voting securities of the Company immediately prior to such acquisition in substantially the same proportion of their ownership, immediately prior to such acquisition, of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors;
(ii) individuals who, as of January 1, 1991, constitute the Board of Directors of the Company (as of January 1, 1991, the "Incumbent Board") cease for any reason to constitute at least a majority of such Board; provided that any individual becoming a director subsequent to January 1, 1991, whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of the directors of the Company (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act); (iii) approval by the stockholders of the Company of a reorganization, merger or consolidation with respect to which all or substantially all the individuals and entities who were the respective beneficial owners of the voting securities of the Company immediately prior to such reorganization, merger or consolidation do not thereafter beneficially own, directly or indirectly, more than 50% of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of the corporation resulting from such reorganization, merger or consolidation; or (iv) the sale or other disposition of all or substantially all the assets of the Company in one transaction or series of related transactions.
(Section 1.01)

There is no definition of the phrase "all or substantially all" as applied to the Company's assets and used in the definition of Change in Control in the Indenture, and there is no clear definition of such phrase under applicable law.
As a result of the uncertainty of the meaning of this phrase, in the event the Company were to sell a significant amount of its assets, the holders of the Debentures and the Company may disagree over whether the sale gave rise to the right of holders to require the Company to redeem the Debentures. In such case, the holders of the Debentures would likely not be able to require the Company to redeem the Debentures unless and until the disagreement were resolved in favor of the holders of the Debentures.

The right to require the Company to redeem Debentures as a result of the occurrence of a Change in Control could create an event of default under Senior Indebtedness, as a result of which any redemption could, absent a waiver, be blocked by the subordination provisions of the Debentures. See "Subordination of Debentures". The Company's ability to pay cash to the holders of the Debentures upon a redemption also may be limited by certain financial covenants contained in the Company's Senior Indebtedness.

The Change in Control redemption feature of the Debentures may in certain circumstances make more difficult or discourage a takeover of the Company and, thus, the removal of incumbent management.

The foregoing provisions would not necessarily afford holders of Debentures protection in the event of highly leveraged or other transactions involving the Company that may adversely affect holders.

Exchange of Debentures

Debentures held by the Selling Securityholders, but not by any subsequent holders, may, under certain circumstances, be exchanged for shares of the Company's Series D Cumulative Convertible Preferred Stock, par value $1.00 per shares, which Series D Preferred Stock is also convertible into Common Stock. (Section 14.01)

Sinking Fund

There will be no sinking fund established for the retirement of the Debentures.

Modification of the Indenture

Modifications and amendments of the Indenture and waivers of future compliance by the Company therewith may be made by the Company and the Trustee with the consent of the holders of a majority in principal amount of the Outstanding Debentures provided that no such modification, amendment or waiver may, without the consent of the holder of each Outstanding Debenture affected thereby, (i) change the stated maturity date of the principal of, or any installment of interest on, the Debentures, (ii) reduce the principal amount of, the rate of interest thereon, or any premium payable on, any Debentures, (iii) change the coin or currency in which any Debenture or any payment or the interest thereon is payable, (iv) impair the right to institute suit for the enforcement of any such payment when due, (v) reduce the percentage in principal amount of Debentures, the consent of whose holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults, (vi) adversely affect the conversion rights of the holders or (vii) adversely affect the right to require the Company to redeem Debentures. (Section 9.02)

Events of Default; Notice and Waiver

The following will be Events of Default under the
Indenture: (i) default in the payment of any interest, continued for, if the Debentures are owned by 50 or fewer holders or groups of affiliated holders, five days on which the Company's administrative offices are open for regular business or, if the Debentures are not owned by 50 or fewer holders or groups of affiliated holders, 30 days on which the Company's administrative offices are open for regular business; (ii) default in the payment of principal or premium, if any, when due, upon acceleration, redemption or otherwise; (iii) default in the performance of any other covenant continued for, if the Debentures are owned by 50 or fewer holders or groups of affiliated holders, 30 days or, if the Debentures are not owned by 50 or fewer holders or groups of affiliated holders, 60 days, in each case after written notice to the Company as provided in the Indenture;
(iv) certain events in bankruptcy, insolvency or reorganization; and (v) default in respect of any bond, debenture, note or other evidence of indebtedness of the Company or any of its subsidiaries for money borrowed which results in acceleration of the maturity of at least
$10 million of such indebtedness, if such acceleration is not rescinded or such indebtedness is not discharged within, if the Debentures are owned by 50 or fewer holders or groups of affiliated holders, four days on which the Company's administrative offices are open for regular business or, if the Debentures are not owned by 50 or fewer holders or groups of affiliated holders, 10 days on which the Company's administrative offices are open for regular business, in each case after written notice to the Company as provided in the Indenture. (Section 5.01) If any Event of Default shall happen and be continuing, the Trustee or the holders of not less than 25% in principal amount of the Outstanding Debentures may declare the Debentures due and payable immediately by a notice in writing to the Company (and to the Trustee if by the holders), except that if an Event of Default relating to certain events in bankruptcy, insolvency or reorganization shall happen and be continuing, the Debentures shall automatically become due and payable immediately. (Section 5.02) At any time after a declaration of acceleration with respect to the Debentures has been made, the holders of a majority in principal amount of the Outstanding Debentures may, under certain circumstances, rescind and annul such acceleration.
(Section 5.02)

Within 90 days after the occurrence of any default under the Indenture, the Trustee must give by mail to the holders of the Debentures notice of such default known to the Trustee, unless such default shall have been cured or waived, provided that, except in the case of a default in the payment of the principal of (or premium, if any) or interest on any Debenture, the Trustee shall be protected in withholding such notice if and so long as the Trustee in good faith determines that the withholding of such notice is in the interest of the holders, and provided further that, in the case of any default described in clause (iii) above, no such notice to holders shall be given until at least
30 days after the occurrence thereof. For the purpose of this paragraph, the term "default" means any event which is, or after notice or lapse of time or both would become, an Event of Default. (Section 6.02)

No holder of any Debentures will have any right to institute any proceeding with respect to the Indenture or for any remedy under the Indenture unless (i) the holder previously has given to the Trustee written notice of a continuing Event of Default, (ii) the holders of not less than 25% in principal amount of the Outstanding Debentures have made written request, and offered reasonable indemnity, to the Trustee to institute proceedings as trustee and
(iii) within 60 days after such request, the Trustee has neither instituted such proceeding nor received from the holders of a majority in aggregate principal amount of the Outstanding Debentures a direction inconsistent with the request. (Section 5.07)

The Indenture will provide that the Trustee will be under no obligation, subject to the duty of the Trustee during default to act with the required standard of care, to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders of any Debentures, unless such holders shall have offered to the Trustee reasonable indemnification. (Section 6.03) Subject to such provisions for indemnification of the Trustee, the holders of a majority in principal amount of the Outstanding Debentures will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. (Section 5.12)

The holders of a majority in principal amount of the Outstanding Debentures may on behalf of the holders of all Debentures waive certain past defaults except a default in payment of the principal of (or premium if any) or interest on any Debenture or in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the holder of each Outstanding
Debenture affected.  (Section 5.13)

The Company must furnish to the Trustee by May 15 in each year a certificate stating whether or not, to the best knowledge of the signatory of such statement, the Company is in compliance with all conditions and covenants of the Indenture and, if the signatory has obtained knowledge of any default by the Company under any such conditions and covenants, specifying each such default and the nature thereof. (Section 7.04)

Consolidation, Merger, Conveyance, Transfer or Lease

The Indenture will provide that the Company shall not consolidate with or merge into, or sell, assign, transfer or lease its properties and assets as an entirety or substantially as an entirety to any person, unless (i) any such successor, which must be a U.S. corporation, assumes the Company's obligations under the Debentures and the Indenture, (ii) after giving effect thereto, no Event of Default shall have occurred and be continuing and
(iii) certain other conditions under the Indenture have been satisfied. (Section 8.01) Upon any such consolidation or merger, or any such transfer of the properties and assets of the Company, the successor corporation formed by such consolidation or into which the Company is merged, or to which such transfer is made, shall succeed to, and be substituted for, any may exercise every right and power of, the Company under the Indenture with the same effect as if such successor corporation had been named as the Company. The Company as the predecessor corporation shall be relieved of all obligations and covenants under the Indenture. (Section 8.02)

Satisfaction and Discharge

Subject to certain exceptions, the Indenture will cease to be of further effect when (i) either (a) all Debentures, subject to certain exceptions, have been delivered to the Trustee for cancelation or (b) all Debentures not previously delivered to the Trustee for cancelation (1) have become due and payable, (2) will become due and payable at their stated maturity within one year or (3) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company, in the case of (1), (2) or (3), has deposited with the Trustee funds for that purpose sufficient to pay and discharge the entire indebtedness on such Debentures not previously delivered to the Trustee for cancelation, for principal (and premium, if any) and interest to the date of such deposit (in the case of Debentures which have become due and payable) or to the stated maturity or redemption date, as the case may be and, in the case of (2) or (3), has delivered to the Trustee an opinion of counsel stating that
(A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or
(B) since the date of the Indenture, there has been a change in the applicable U.S. Federal income tax law, in either case to the effect that the holders of the Debentures will not recognize income, gain or loss for Federal income tax purposes as a result of such satisfaction and discharge and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such satisfaction and discharge had not occurred; (ii) the Company has paid all other sums payable under the Indenture by the Company; and (iii) certain other conditions under the Indenture have been satisfied.
(Section 4.01)

Governing Law

The Indenture will provide that the Debentures will be governed by, and construed in accordance with, the laws of the State of New York without regard to principles of conflicts of laws. (Section 1.12)

The Trustee

State Street Bank and Trust Company will be the Trustee under the Indenture. State Street Bank and Trust Company, as successor to The First National Bank of Boston, also serves as the indenture trustee with respect to the Company's Indenture dated as of December 15, 1991, providing for an unlimited amount of debt securities and under which are issued and outstanding the Company's 7-1/4% Notes due January 15, 1997 and 8% Notes due March 15, 1999. Boston EquiServe, L.P., a joint venture of which the Trustee is an affiliate, serves as Transfer Agent and Registrar for the Common Stock.

                DESCRIPTION OF CAPITAL STOCK

Common Stock

The Company is authorized to issue 150,000,000 shares of Common Stock. Holders of shares of Common Stock are entitled to one vote per share on any matter submitted to the stockholders. Because stockholders do not have cumulative voting rights, the holders of a majority of the shares of Common Stock represented at a meeting can elect all the directors standing for election at such meeting.
The Common Stock is not redeemable or convertible. Subject to the rights of holders of any Preferred Stock, holders of Common Stock are entitled to receive dividends as and when declared by the Board of Directors of the Company out of funds legally available therefor and to share pro rata in any distribution to stockholders. Upon dissolution or liquidation of the Company, subject to the rights of the holders of any shares of Preferred Stock, the holders of Common Stock are entitled to receive ratably all the assets legally available for distribution to stockholders. All outstanding shares of Common Stock are fully paid and nonassessable. The Common Stock does not have preemptive or other subscription rights.

Preferred Stock

The Company is authorized to issue up to 20,000,000 shares of Preferred Stock, par value $1.00 per share. The Board of Directors has authority to issue Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions, including the dividend rights, dividend rate, conversion rights, voting rights, terms of redemption, price or prices, liquidation preferences and the number of shares constituting any series or the designations of such series, without any further vote or action by the stockholders. The Company has authorized, but has not issued, two series of Preferred Stock, Series A Preferred Stock and Series D Preferred Stock; the Series A is issuable pursuant to the Rights Agreement described below and the Series D will only be issued to the Selling Securityholders that still hold Debentures at the time of the occurrence of certain events in exchange for the Debentures held by such Selling Securityholders. See "Description of the Debentures". The Company has no present plans to issue any other Preferred Stock.

The Delaware Business Combination Act

Section 203 of the General Corporation Law of the State of Delaware (the "DGCL") imposes a three-year moratorium on business combinations (as defined) and other specified transactions between a Delaware corporation, such as the Company, and an "interested stockholder" (in general, a stockholder owning 15% or more of a corporation's outstanding voting stock) or an affiliate or associate thereof unless (a) prior to an interested stockholder becoming such, the Board of Directors of the corporation approved either the business combination or the transaction resulting in the interested stockholder becoming such,
(b) upon consummation of the transaction resulting in an interested stockholder becoming such, the interested stockholder owns 85% of the voting stock outstanding at the time the transaction commenced (excluding, from the calculation of outstanding shares, shares beneficially owned by management, directors and certain employee stock plans) or (c) at or after an interested stockholder becomes such, the business combination is approved by (i) the board of directors and (ii) holders of at least 66-2/3% of the outstanding shares (other than those shares beneficially owned by the interested stockholder) at a meeting of stockholders.

Business combinations include (a) mergers or consolidations, (b) sales, leases, exchanges or other transfers of 10% or more of the aggregate assets of the Company, (c) issuance or transfers by the corporation of any stock of the corporation which would have the effect of increasing the interested stockholder's proportionate share of the stock of any class or series of the corporation,
(d) any other transaction which has the effect of increasing the proportionate share of the stock of any class or series of the corporation which is owned by an interested stockholder and (e) receipt by an interested stockholder of the benefit (except proportionately as stockholder) of loans, advances, guarantees, pledges or other financial benefits provided by the corporation.

Limitation on Directors' Liability

Pursuant to the DGCL, the Company's Restated Certificate of Incorporation (the "Certificate") eliminates a director's personal liability for monetary damages to the Company and its stockholders arising from a breach of a director's fiduciary duty, except for liability with respect to an illegal dividend or stock repurchase or liability for a breach of the director's duty of loyalty to the Company or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or for any transaction in which the director derived an improper personal benefit. The effect of this provision in the Certificate of Incorporation is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described above.

The Company's By-Laws (the "By-Laws") require the Company to indemnify its directors, officers, employees and other agents against certain liabilities. Generally, a director will be entitled to be indemnified against a claim if a majority of the directors who are not parties to the relevant legal proceedings, independent legal counsel or the stockholders determines that the director acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to a criminal action, had no reasonable cause to believe his conduct was unlawful.

Certain Provisions of the Certificate of Incorporation and By-Laws

The Certificate and the By-Laws contain certain provisions that may delay, defer or prevent a change in control of the Company and make removal of management of the Company more difficult.

The Certificate provides that stockholder action may be taken only at an annual or special meeting of stockholders and may not be taken by written consent of the stockholders. The By-Laws provide that special meetings may be called only by the Chairman of the Board, the President or the Board of Directors.

The By-Laws provide that the Board of Directors shall fix the number of directors and that a stockholder may nominate directors only if written notice is delivered to the Company by such stockholder (a) not less than 90 days prior to the anniversary of the immediately preceding annual meeting of stockholders or (b) in the event that the annual meeting of stockholders is called for a date more than 20 days prior to such anniversary, not later than the close of business on
(i) the 20th day (or if that day is not a business day for the Company, on the next succeeding business day) following the first date on which the date of such meeting was publicly disclosed or (ii) if such date of public disclosure occurs more than 90 days prior to such scheduled date of such meeting, then the later of (1) the 20th day (or if that day is not a business day for the Company, on the next succeeding business day) following the first date of public disclosure of the date of such meeting or (2) the 90th day prior to such scheduled date of such meeting (or if that day is not a business day for the Company, on the next succeeding business day).

The Certificate provides that, in case of any increase in the number of directors of the Company, the additional directors may be elected by the directors or by the stockholders in the manner provided in the By-Laws. The
Certificate also provides that any vacancy in the Board of Directors shall be filled in the manner provided by the By-
Laws. The By-Laws, in turn, provide that all vacancies in the Board of Directors may, except as provided in the Certificate, be filled by the remaining directors or a majority of them attending a meeting for that purpose, even though less than a quorum may be present, or by the stockholders at any regular or special meeting prior to the filling of such vacancy by the Board of Directors. A director thus elected to fill any vacancy shall hold office for the unexpired term of his predecessor and until his successor is elected.

In addition to the power of the stockholders to amend or repeal the By-Laws, the By-Laws may be amended or repealed by a majority of the Board of Directors.

The foregoing provisions, together with the Rights
Agreement described below and the ability of the Board of Directors to issue Preferred Stock without further stockholder action, could delay or frustrate the removal of incumbent directors or the assumption of control by the holder of a large block of the Company's Common Stock even if such removal or assumption would be beneficial, in the short term, to stockholders of the Company. The provisions could also discourage or make more difficult a merger, tender offer or proxy contest event if such event would be favorable to the interests of stockholders.

Rights Agreement

In 1986 the Company distributed a dividend of one Right for each outstanding share of Common Stock. Each Right, when it becomes exercisable as described below, will entitle the registered holder to purchase from the Company one one-hundredth (1/100th) of a share of Series A Participating Cumulative Preferred Stock, par value $1 per share (the "Preferred Shares"), of the Company at a price of $200 (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement dated as of September 9, 1986 (the "Rights Agreement"), as amended and supplemented, between the Company and First Chicago Trust Company (as successor to Morgan Shareholder Services Trust Company), as Rights Agent (the "Rights Agent").

The Rights Agreement provides for the authorization and issuance of a number of Rights in respect of each share of the Company's Series D Preferred Stock, which shares of Series D Preferred Stock are, upon the occurrence of certain events, required to be issued and exchanged for Subordinated Debentures that have not been transferred by a Selling Securityholder, equal to the number of shares of Common Stock into which each share of Series D Preferred Stock is convertible, such issuance of Rights to be effective upon exchange of Subordinated Debentures for Series D Preferred Stock. The number of Rights so issued shall be adjusted from time to time so as to ensure that the number of Rights held in respect of each share of Series D Preferred Stock equals the number of shares of Common Stock into which each share of Series D Preferred Stock is then convertible.

Until the earliest of (i) the tenth day after the first public disclosure that a person or group (including any affiliate or associate of such person or group) acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Stock (subject to the exception described below, such person or group being called an "Acquiring Person" and such date of first public disclosure being called the "Share Acquisition Date"),
(ii) the occurrence of any Triggering Event (as defined below) or (iii) the tenth day after the commencement of, or first public disclosure of an intention to commence, a tender or exchange offer for 30% or more of the outstanding Common Stock (the earliest of such dates being called the "Distribution Date"), the Rights will be evidenced by the certificates for Common Stock registered in the names of the holders thereof (which certificates for Common Stock shall also be deemed to be Right Certificates, as defined below) or by the certificates representing Series D Preferred Stock, as applicable, and not by separate Right Certificates. Therefore, until the Distribution Date, the Rights will be transferred with and only with the Common Stock or the Series D Preferred Stock.

With respect any Distribution Date to be determined pursuant to clause (iii) of the preceding paragraph, the Board of Directors of the Company, prior to the close of business on such date, may from time to time, pursuant to a resolution approved by a majority of the Disinterested Directors (as defined in the Rights Agreement), postpone the occurrence of such Distribution Date to a later date which is certain or determined upon the occurrence of one or more events; however, such Distribution Date may not be postponed by the Board of Directors of the Company to a date which is later than the earlier of any Distribution Date determined pursuant to clause (i) or (ii) of the preceding paragraph.

Common Stock beneficially owned by any Selling Securityholder under the Exchange Agreement dated as of October 7, 1991, between the Company and the Selling Securityholders (or any permitted transferee thereunder) by virtue of (i) its ownership of Subordinated Debentures acquired and held pursuant to and in accordance with the Exchange Agreement, (ii) its ownership of Series D Preferred Stock acquired upon exchange of Subordinated Debentures for Series D Preferred Stock and held pursuant to and in accordance with the Exchange Agreement or (iii) its ownership of any other securities of the Company acquired and held by it in accordance with the Exchange Agreement, is disregarded in determining whether such Selling Securityholder beneficially owns 20% of the outstanding Common Stock for purposes of the definition of an "Acquiring Person".

If a Distribution Date were to occur, then as soon as practicable thereafter separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock and the Series D Preferred Stock as of the close of business on the Distribution Date, and such separate Right Certificates alone will thereafter evidence the Rights.

The Rights are not exercisable until the Distribution Date and will expire on July 1, 2000, unless extended by the Board of Directors of the Company (the "Expiration Date"), subject to their earlier redemption as described below. The Board may from time to time extend the Rights for not more than seven years beyond the then current expiration date, but prior to authorizing any extension the Board of Directors will submit the question of extending the Rights to the stockholders for a vote which is solely for the information and guidance of the Board of Directors and shall not control or limit in any way the actions of the Board of Directors.

The number of Preferred Shares or other securities issuable upon exercise of the Rights is subject to adjustment from time to time in the event of (i) the declaration of a stock dividend payable in Preferred Shares or a subdivision, combination or reclassification of the Preferred Shares,
(ii) the issuance of certain rights, options or warrants to holders of Common Stock or Equivalent Stock (as defined in the Rights Agreement) to subscribe for or purchase Common Stock or Equivalent Shares at a price per share less than the then-current market value of such Common Stock or Equivalent Shares or (iii) the distribution to holders of Common Stock or Equivalent Shares of cash (excluding regular periodic cash dividends at a rate not in excess of 125% of the rate of the last regular cash dividend theretofore paid) or evidences of indebtedness, assets or securities or subscription rights, options or warrants (other than those referred to above). The Purchase Price and the number of Preferred Shares or other securities issuable upon exercise of the Rights are subject to adjustment from time to time in the event of the declaration of a stock dividend on the Common Stock payable in Common Stock or a subdivision or combination of the Common Stock prior to the Distribution Date.

The Preferred Shares are authorized to be issued in fractions which are an integral multiple of one one-hundredth (1/100th) of a Preferred Share. The Company may, but is not required to, issue fractions of shares upon the exercise of Rights, and in lieu of fractional shares, the Company may make a cash payment based on the market price of such shares on the first trading date prior to the date of exercise or utilize a depositary arrangement as provided by the terms of the Preferred Shares.

In the event the Company is acquired in a merger or other business combination (other than certain Completion Mergers (as defined in the Rights Agreement) effected by the Offerer or any of its affiliates after consummation of a tender offer not triggering, pursuant to the exception set forth in clause (i) of the next paragraph, the rights described in such paragraph) or 50% or more of its assets or assets representing more than 50% of its earning power are sold, leased, exchanged or otherwise transferred (in one or more transactions) to a publicly traded corporation, the Rights will entitle each holder of a Right to purchase, for the Purchase Price, that number of common shares of such corporation which at the time of the transaction would have a market value of twice the Purchase Price. In the event the Company is acquired in a merger or other business combination (other than certain Completion Mergers, as aforesaid) or 50% or more of the assets or assets representing more than 50% of the earning power of the Company are sold, leased, exchanged or otherwise transferred (in one or more transactions) to an entity that is not a publicly traded corporation, the Rights will entitle each holder of a Right to purchase, for the Purchase Price, at such holder's option, (i) that number of shares of such entity (or, at the holder's option, of the surviving corporation in such acquisition, which could be the Company) which at the time of the transaction would have a book value of twice the Purchase Price or (ii) if such entity has an affiliate which has publicly traded common shares, that number of common shares of such affiliate which at the time of the transaction would have a market value of twice the Purchase Price.

In the event an Acquiring Person (i) acquires beneficial ownership of 20% or more of the Common Stock outstanding, unless pursuant to an all cash tender offer for all outstanding Common Stock that meets certain conditions including being determined by the Disinterested Directors to be at a price and on other terms and conditions that are fair and adequate and in the best interest of the Company's stockholders or (ii) engages in one or more "self-dealing" transactions with the Company as set forth in the Rights Agreement (any such event being called a "Triggering Event"), the Rights will entitle each holder of a Right to purchase, at the Purchase Price, that number of one one-hundredths (1/100th) of a Preferred Share equivalent to the number of Common Stock which at the time of the transaction would have a market value of twice the Purchase Price.

In the event the Company merges with an Acquiring Person and the Company is the surviving corporation and all the Common Stock shall remain outstanding and unchanged (any such event being called an "Affiliate Merger"), the Rights will entitle each holder of a Right to purchase, for the Purchase Price, that number of Common Stock which at the time of the transaction would have a market value of twice the Purchase Price.

Any Rights that are or were, at any time on or after the earlier of the Distribution Date or the Share Acquisition Date, beneficially owned by an Acquiring Person (or any affiliate or associate of an Acquiring Person) will become null and void upon the occurrence of an Affiliate Merger or a Triggering Event and any holder of any such Right (including any subsequent holder) will be unable to exercise any such Right after the occurrence of an Affiliate Merger or Triggering Event.

Rights outstanding may be redeemed only in whole, but not in part, at a redemption price of $.05 per Right (appropriately adjusted for stock splits and similar transactions) (the "Redemption Price") prior to such time as any person becomes an Acquiring Person and (i) by action of the Board of Directors of the Company at its option or
(ii) in the event the Company receives an Offer (as defined below), by stockholder action taken at a special meeting of stockholders (the "Special Meeting") which the Board of Directors of the Company shall call for the purpose of voting on a resolution requesting the Board of Directors to accept such Offer (the "Resolution") and which generally must be held not less than 90 and not more than 120 days after the date such Offer is received. Such stockholder action requires the affirmative vote of a majority of all shares of Common Stock and any other capital stock of the Company entitled to vote generally in the election of directors of the Company ("Voting Stock") outstanding as of the record date of the Special Meeting, not giving effect to any affirmative votes cast by the Offeror or its affiliates or by certain insiders of the Company, and is effective immediately prior to the consummation of any tender offer consummated within 60 days after the Special Meeting at a price per share equal to or greater than the price contained in the Resolution approved at the Special Meeting and for consideration, the cash proportion of which is equal to or greater than that contained in the Resolution approved at the Special Meeting and non-cash portion of which, if any, is of the same type and on terms no less favorable than that contained in the Resolution approved at the Special Meeting.

An "Offer" is a written proposal delivered to the Company by any person (an "Offeror" which includes any person controlling such person), which (i) provides for the acquisition of all the outstanding shares of Voting Stock held by any person other than the Offeror and its affiliates on the same terms for consideration that it is at least 80% cash; (ii) is accompanied by a written opinion, in customary form, of a nationally recognized investment banking firm which is addressed to the holders of shares of Voting Stock other than the Offeror and its affiliates and states that the price to be paid to such holders pursuant to the Offer is fair to such holders and which includes any written presentation of such firm showing the range of values underlying such conclusion; (iii) is accompanied by written financing commitments, subject only to customary conditions which are likely to be fulfilled, from recognized financing sources, and/or has on hand cash or cash equivalents, for the full amount of all financing necessary to consummate the Offer together with copies of all written materials prepared by the Offeror for its lenders for use in their credit decision; (iv) requests the Company to call a special meeting of the holders of Voting Stock for the purpose of voting on a resolution requesting the Board of Directors to accept such Offer and contains a written agreement of the Offeror to pay (or share with any other Offeror) at least one-half of the Company's costs of such special meeting (exclusive of the Company's costs of preparing and mailing proxy material for its own solicitation); provided that the Offeror files the written proposal delivered to the Company as a tender offer, pursuant to Section 14(d) of the Exchange Act at least five days prior to the date of mailing by the Company of any proxy statement for the Special Meeting;
(v) is conditioned upon the commitment of the Offeror to purchase, upon its consummation, all shares validly tendered and such shares purchased pursuant to the Offer are a majority of the Voting Stock; (vi) such Offer by its terms
(a) remains open for at least 20 business days after the date of the Special Meeting plus 10 business days after any change in price and (b) provides that after its consummation the Offeror commits either to offer to acquire within 30 business days all the remaining shares at the same price (for the same amount of cash and other consideration) as paid in the Offer or to initiate within 50 business days and consummate promptly thereafter a merger that provides such same price for all remaining shares; and (vii) is made by, or on behalf of, an Offeror which is not a foreign issuer (nor is any parent of the Offeror).

The Board of Directors retains its authority to reject any Offer, or to recommend that stockholders reject any tender offer, or to take any other action with respect to any Offer or any tender offer that the Board of Directors believes is necessary or appropriate in the exercise of its fiduciary duty.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

At any time prior to the Distribution Date, the Company may, without the approval of any holder of the Rights, supplement or amend any provision of the Rights Agreement (including the date on which the Distribution Date shall occur), except that no supplement or amendment shall be made which reduces the Redemption Price or provides for an earlier Expiration Date. However, at any time when there shall be an Acquiring Person, the Rights Agreement may be supplemented or amended only if the Board of Directors of the Company, with the concurrence of a majority of the Disinterested Directors, determines that such supplement or amendment is in the best interests of the Company and its stockholders.

Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, or upon the effectiveness of the redemption of the Rights pursuant to shareholder action, the right to exercise the Rights will terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

The Rights have certain antitakeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on substantially all the Rights being acquired. The
Rights will not interfere with any merger or other business combination approved by the Board of Directors or the stockholders of the Company, as described above.

Reference is hereby made to the Rights Agreement specifying the terms of the Rights, which includes as Exhibit A the Certificate of Designation of the Preferred
Shares specifying the terms of the Preferred Shares and as Exhibit B the form of Right Certificate, and this description is qualified in its entirety by reference to the terms and conditions thereof.

                  SELLING SECURITYHOLDERS

The Debentures and Common Stock that may be offered pursuant to this Prospectus will be offered by any or all of the Selling Securityholders identified in the table below. The following table sets forth the principal amount of Notes owned by, and the percentage of all outstanding Notes owned by, the Selling Securityholders, all as of February 1, 1996. In connection with the sale from time to time by a Selling Securityholder of Debentures offered hereby, Notes held by such Selling Securityholder in a corresponding principal amount will be amended and restated so as to cause them to be Debentures as described above under "Description of the Debentures". The aggregate principal amount of Notes or number of shares of Common Stock to be sold by each Selling Securityholder will be set forth in the applicable supplement to this Prospectus.

  Name of Selling    Principal Amount       Percent of
  Securityholder            of           Total Outstanding
                      Notes Owned (1)           Notes
------------------   ----------------    -----------------

Corporate Partners,      $118,149,000           84.4%
L.P.(1)(2)


Corporate Offshore       8,131,000               5.8
Partners,
L.P.(1)(2)


State Board of           13,720,000               9.8
Administration of
Florida (2)(3)
                      --------------           ------
     Total              $140,000,000           100.0%
                      ==============           ======

(1) In November 1992, the Selling Securityholders transferred the Notes to a trust (the "Trust") and currently hold receipts issued by such trust entitling them to reacquire the Notes on specified terms. This table gives effect to the reacquisition of all Notes from the Trust. The $500,000 aggregate principal amount of Notes which Sub Debt Partners Inc., a Delaware corporation wholly owned by the Selling Securityholders, has the right to reacquire from the Trust, has been allocated to the Selling Securityholders in proportion to their interest in Sub Debt Partners Inc. See
  "Description of the Debentures".

(2)  The Company has received the following information:
  LFCP Corp. ("LFCP"), a subsidiary of Lazard Freres & Co.
  L.L.C. ("Lazard Freres"), is the general partner of Corporate Advisors, L.P. ("Corporate Advisors").
  Corporate Advisors is the general partner of two limited partnerships which are Selling Securityholders, Corporate
  Partners, L.P. ("CP") and Corporate Offshore
  Partners, L.P. Corporate Advisors also serves as investment manager for, and exercises sole investment discretion with respect to, account assets held in a certain custody account for the State Board of Administration of Florida. Giving effect to the reacquisition and conversion of all Notes which the Selling Securityholders have the right to reacquire, as of February 1, 1996, CP beneficially owned 3,635,350 shares of Common Stock (7.3%). As of such date, and giving effect to the reacquisition and conversion of all Notes which the Selling Securityholders have the right to reacquire, each of LFCP and Corporate Advisors (through their control of the Selling Securityholders) may be deemed to have owned beneficially 4,307,688 shares of Common Stock (8.6%). Lester Pollack, a director of the
  Company, is Chairman, Treasurer and a director of LFCP, Senior Managing Director of Corporate Advisors and a
  Managing Director of Lazard Freres. Through those positions, Mr. Pollack may be deemed to control LFCP and Corporate Advisors and to be able to direct the voting and investment of Common Stock beneficially owned by the Selling Securityholders. Mr. Pollack disclaims beneficial ownership of such 4,307,688 shares of Common
  Stock.

(3)  As of December 27, 1995, the State Board of
  Administration of Florida also owned 127,852 shares of Common Stock (outside of the custody account referred to in footnote (2) above), representing 0.26% of the outstanding Common Stock (assuming conversion of all outstanding Notes).

The Exchange Agreement provides that, until the earliest of
(i) January 30, 1999, (ii) such date as the Selling Securityholders cease to beneficially own (assuming conversion of all outstanding Notes held by them or which they have the right to acquire) voting securities representing at least 5% of the total voting power (assuming such conversion) and (iii) the occurrence of a Change in Control (as defined in the Indenture), Corporate Advisors, L.P. (the general partner of Corporate Partners, L.P. and Corporate Offshore Partners, L.P.) acting on behalf of the Selling Securityholders and after consultation with the Company, is entitled to propose to the Board of Directors of the Company or the Nominating Committee thereof one person, who shall not be unsatisfactory to the Company's Board of Directors in the exercise of its fiduciary obligations (each such person, a "Satisfactory Nominee"), for election to such Board of Directors. The Company has agreed to cause each Satisfactory Nominee to be included in the slate of nominees recommended by such Board to the Company's stockholders for election as directors at each annual meeting of the stockholders of the Company and to use its best efforts to cause the election of such Satisfactory Nominee, including soliciting proxies in favor of the election of such person. In the event that any Satisfactory Nominee elected to the Company's Board of Directors ceases to serve as a director for any reason, the Company has agreed that the vacancy resulting therefrom shall be filled by such Board with a substitute Satisfactory Nominee. According to the terms of the Exchange Agreement, notwithstanding the foregoing, the right of Corporate Advisors to designate persons for election to the Company's Board of Directors shall terminate when (i) the Selling Securityholders' voting power (assuming conversion of all outstanding Notes held by them or which they have the right to acquire) is less than 3% of the total voting power (assuming such conversion) and (ii) the Selling Securityholders beneficially own (assuming conversion of all outstanding Notes held by them or which they have the right to acquire) less than 1,500,000 shares of Common Stock (with appropriate antidilution adjustments).

Pursuant to such right, Corporate Advisors has designated Lester Pollack to be nominated for election to the Company's Board of Directors. Prior to the repurchase in October 1991 by the Company from the Selling Securityholders of convertible preferred stock and warrants originally issued to them, Corporate Advisors, acting on behalf of the Selling Securityholders, had the right to propose for nomination a second person for election to the Company's Board of Directors. Delbert C. Staley was originally proposed for nomination for election pursuant to such right prior to October 1991 and has continued as a director of the Company.

Other than as described above and other than as a result of the ownership of Notes, none of the Selling Securityholders had any material relationship with the Company within the three-year period ending on the date of this Prospectus.

Because the Selling Securityholders may offer all or some of the Debentures that they hold as Notes and/or Common Stock pursuant to the offering contemplated by this Prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the Debentures, Notes or Common Stock by the Selling Securityholders, no estimate can be given as to the principal amount of Debentures, Notes or Common Stock that will be held by the Selling Securityholders after completion of this offering. See "Plan of Distribution".

                    PLAN OF DISTRIBUTION

The Debentures and Common Stock offered hereby may be sold from time to time to purchasers directly by the Selling Securityholders. Alternatively, the Selling Securityholders may from time to time offer the Debentures and Common Stock to or through underwriters, broker/dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Securityholders or the purchasers of Debentures and Common Stock for whom they may act as agents. Any underwriters, broker/dealers or agents which participate in the distribution of Debentures and Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of Debentures and Common Stock by them and any discounts, commissions, concessions or other compensation received by any such underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

The Debentures and Common Stock issuable upon conversion thereof may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The sale of the Debentures and the Common Stock issuable upon conversion thereof may be effected in transactions (which may involve crosses or block transactions) (i) on any national securities exchange or quotation service on which the Debentures or the Common Stock may be listed or quoted at the time of sale, (ii) in the over-the-counter market, (iii) in transactions otherwise than on such exchanges or in the over-the-counter market or
(iv) through the writing of options. At the time a particular offering of the Debentures or the Common Stock is made, a Prospectus Supplement, if required, will be distributed which will set forth the aggregate amount of Debentures and Common Stock being offered, any listing for the Debentures and the terms of the offering, including the name or names of any underwriters, broker/dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Securityholders and any discounts, commissions or concessions allowed or reallowed or paid to broker/dealers. Underwriters, dealers, agents and other persons may be entitled, under agreements which may be entered into with the Selling Securityholders and the Company, to indemnification against certain civil liabilities, including liabilities under the Securities Act.

To comply with the securities laws of certain jurisdictions, if applicable, the Debentures and Common Stock will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the Debentures and Common Stock may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or any exemption from registration or qualification is available and is complied with.

Under the terms of the Registration Rights Agreement, the Selling Securityholders are required to (i) use all reasonable efforts to effect as wide a distribution of the Debentures and Common Stock issuable upon conversion thereof as reasonably practicable, (ii) subject to certain exceptions, not knowingly to make any sale of such securities to any person that, together with certain affiliates and persons acting in concert with it, after giving effect to such sale, would beneficially own voting securities of the Company representing more than 5% of the total voting power and (iii) to secure the agreement of any underwriters to the effect of the foregoing clauses (i) and
(ii).

Pursuant to the Registration Rights Agreement, the Selling Securityholders will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the Debentures and the Common Stock and the Company is generally responsible for payment of all other expenses incident to the offer and sale of the Debentures and the Common Stock, including, without limitation, Commission filing fees and expenses of compliance with state securities or "blue sky" laws. The Selling Securityholders will be indemnified by the Company against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith. The Company will be indemnified by the Selling Securityholders against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith.

          CERTAIN FEDERAL INCOME TAX CONSEQUENCES

The following discussion of U.S. Federal income tax
consequences deals only with Debentures held as capital
assets by initial United States holders.  It does not deal
with special situations, such as those of foreign persons,
dealers in securities, financial institutions, life
insurance companies, holders whose "functional currency" is
not the U.S. dollar, or certain "straddle" or hedging
transactions.  A "U.S. holder" is (i) a citizen or resident
of the United States, (ii) a corporation created or
organized under the laws of the United States or any State
thereof (including the District of Columbia) or (iii) a
person otherwise subject to United States Federal income
taxation on its worldwide income.   PROSPECTIVE INVESTORS
ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE
PARTICULAR TAX CONSEQUENCES OF PURCHASING, HOLDING AND
DISPOSING OF THE DEBENTURES, INCLUDING THE TAX CONSEQUENCES
ARISING UNDER ANY STATE, LOCAL OR FOREIGN LAWS.

No Original Issue Discount

The Debentures were not issued with original issue discount.

Market Discount

Under the market discount rules, a Debenture will be treated as purchased at a market discount if a holder purchases it at a price below its stated redemption price at maturity and if the discount is in excess of a statutorily-defined de minimis amount (a "Market Discount Debenture").

In general, any partial payment of principal on, or gain recognized on the maturity or disposition of, a Market Discount Debenture will be treated as ordinary income to the extent that such gain does not exceed the accrued market discount on such Debenture. Market discount accrues on a straight-line basis, unless the Holder elects to accrue such discount on a constant yield to maturity basis. Such an election is applicable only to the Debenture with respect to which it is made and is irrevocable.

Alternatively, a holder of a Market Discount Debenture may elect to include market discount in income currently over the life of the Market Discount Debenture. Such an election applies to all debt instruments with market discount acquired by the electing holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service (the "IRS").

A holder of a Market Discount Debenture that does not elect to include market discount in income currently generally will be required to defer deductions for interest on borrowings allocable to such Debenture in an amount not exceeding the accrued market discount on such Debenture, until the maturity or disposition of such Debenture.

Amortizable Bond Premium

A holder that purchases a Debenture for an amount in excess of its principal amount is considered to have purchased the Debenture with "amortizable bond premium" in an amount equal to such excess (excluding any excess attributable to the conversion feature of the Debenture), and may elect to amortize such premium over the term of the Debenture. Any election to amortize bond premium is applicable to all bonds held by the holder (other than bonds the interest on which is excludible from gross income) at the beginning of the first taxable year to which the election applies or thereafter acquired by the holder, and may not be revoked without the consent of the IRS.

Sale, Exchange or Retirement of Convertible Debentures and
Common Stock

A holder generally will recognize gain or loss upon the sale, exchange, redemption, repurchase, retirement or other disposition (other than a conversion) of the Debentures measured by the difference (if any) between (i) the amount of cash and the fair market value of any property received (except to the extent that such cash or other property is attributable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary income) and (ii) the holder's adjusted tax basis in those Debentures (including any market discount previously included in income by the holder). Each holder of Common Stock into which the Debentures are converted, in general, will recognize gain or loss upon the sale, exchange, redemption, or other disposition of the Common Stock measured under rules similar to those described in the preceding sentence for the Debentures. Special rules may apply to redemptions of Common Stock which may result in different treatment. Any such gain or loss recognized on the sale, exchange, redemption, repurchase, retirement or other disposition of a Debenture or shares of Common Stock will be capital gain or loss (except as discussed under "-- Market Discount" above), and would be long-term capital gain or loss if the Debenture or the Common Stock has been held for more than one year at the time of the sale or exchange. An investor's initial basis in a Debenture will be the cash price it paid therefor.

Conversion of Debentures

A holder generally will not recognize gain or loss upon conversion of the Debentures into Common Stock (except with respect to cash received in lieu of fractional shares). The holder's basis in the Common Stock received on conversion will be the same as the holder's adjusted tax basis in the Debentures at the time of conversion (reduced by the portion of adjusted basis allocated to any fractional share of Common Stock exchanged for cash). The holding period for the Common Stock received on conversion will include the holding period of the Debentures that were converted.

The conversion ratio of the Debentures is subject to adjustment under certain circumstances. Under Section 305 of the Internal Revenue Code of 1986, a holder could be treated as having received a constructive distribution, resulting in ordinary income (subject to a dividends received deduction in the case of certain corporate holders) to the extent of the Company's earnings and profits, as a result of such an adjustment (in particular, an adjustment to reflect a taxable dividend to holders of Common Stock) that increases the proportionate interest of the holder in the fully diluted Common Stock. Moreover, if there is not a full adjustment to the conversion ratio of the Debentures to reflect a stock dividend or other event increasing the proportionate interest of the holders of Common Stock, then such increase in the proportionate interest of the holders of the Common Stock generally will be treated as a distribution to such holders, taxable as ordinary income (subject to a dividends received reduction in the case of certain corporate holders) to the extent of the Company's earnings and profits.

Backup Withholding

A holder of Debentures or Common Stock may be subject to "back-up withholding" at a rate of 31% with respect to certain "reportable payments", including interest payments, dividend payments and, under certain circumstances, principal payments on the Debentures. The back-up withholding rules apply if the holder, among other things,
(i) fails to furnish a social security number or other taxpayer identification number ("TIN"), (ii) furnishes an incorrect TIN, (iii) is notified by the Internal Revenue
Service that it has failed to properly report payments of interest or dividends or (iv) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that the holder has not been notified by the Internal Revenue Service that it is subject to backup withholding for failure to report interest and dividend payments. Any amount withheld from a payment to a holder under the back-up withholding rules is creditable against the holder's federal income tax liability, provided the required information is furnished to the IRS. Back-up withholding and information reporting will not apply, however, with respect to payments made to certain holders, including corporations, and tax-exempt organizations.

The Company will report to the holders of Debentures and Common Stock and to the IRS the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to such payments.


                          EXPERTS

The consolidated financial statements of the Company and its subsidiaries as of December 31, 1994 and 1993, and for each of the years in the three-year period ended
December 31, 1994, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The report of KPMG Peat Marwick LLP dated January 31, 1995 refers to a change in 1993 in the method of accounting for income taxes and for certain postretirement and postemployment benefits.

                              PART II

               INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following is an itemization of all expenses (subject to future contingencies) incurred or expected to be incurred by the Company in connection with this Registration Statement.

          SEC registration fee                $66,937
          Legal fees and expenses              30,000
          Reimbursement of legal fees and
          expenses                             30,000
           to Selling Securityholders
          Accounting fees and expenses          5,000
          Trustee's fees                       13,000
          Printing and engraving fees           5,000
          Miscellaneous expenses                3,063
                                              --------
          Total                               $153,000
                                              ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

As permitted by Section 102 of the Delaware General Corporation Law (the "DGCL"), the Company's Restated Certificate of Incorporation eliminates a director's personal liability for monetary damages to the Company and its stockholders arising from a breach of a director's fiduciary duty, except for liability with respect to an illegal dividend or stock repurchase or liability for a breach of the director's duty of loyalty to the Company or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or for any transaction in which the director derived an improper personal benefit. The effect of this provision in the Certificate of Incorporation is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described above.

The Company's By-Laws provide that, to the extent not inconsistent with Delaware or other applicable law in effect from time to time, the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

The Company's By-Laws also provide that, to the extent not inconsistent with Delaware or other applicable law in effect from time to time, the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Generally, a director will be entitled to be indemnified against a claim if a majority of the directors who are not parties to the relevant legal proceedings, independent legal counsel or the stockholders determine that the director acted under such standards.

The Company's By-Laws further provide that to the extent that a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that the indemnification provided for by the By-Laws shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the Company is empowered to purchase and maintain insurance on behalf of a person who is or was acting in any of the capacities set forth above against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him against such Liabilities under the By-Laws.

Section 145 of the DGCL similarly provides for indemnification by the Company of its directors and officers and certain other persons.

Under the terms of the Registration Rights Agreement, the directors and officers of each of the Selling Securityholders will be indemnified by the Company against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith. As Senior Managing Director of Corporate Advisors, L.P., one of the Selling Securityholders, Lester Pollack, a director of the Company, will be entitled to such indemnification or contribution. Additionally, under the terms of an agreement to be entered into among the Company and the Selling Securityholders, each of the directors and officers of the Company will be indemnified by the Selling Securityholders against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith.

The Company maintains policies of insurance under which directors, officers and certain employees of the Company and its subsidiaries are insured, subject to certain specific exclusions and deductible maximum amounts, against loss arising from any civil claim which may be made against them, or any of them, arising out of any misstatement, misleading statement, omission or other act done or alleged to have been done, or wrongfully attempted, while acting in their representative capacities.

ITEM 16.  EXHIBITS

The following exhibits are filed as part of this Registration Statement:

    Exhibit No.          Description
    -----------         -------------

           4.1 Form of Indenture between the Company and State Street Bank and Trust Company, as
                 Trustee, with respect to the Debentures.

           4.2   Form of Debenture (included in Exhibit 4.1).

           4.3    Specimen of Common Stock Certificate of the
                  Company.  (The Specimen of Common Stock
                  Certificate of the Company included as
                  Exhibit 4.4 to the Company's Form S-8 as filed on November 23, 1993 is hereby incorporated herein by reference.)

           4.4 Rights Agreement dated as of September 9, 1986, between the Company and Morgan Shareholder Services Trust Company, as Rights Agent. (The Rights Agreement included as
                  Exhibit 1 to the Company's Form 8-A as filed on September 15, 1986, is hereby incorporated herein by reference.)

           4.5 First Amendment dated as of August 16, 1988, to Rights Agreement dated as of September 9, 1986, between the Company and Morgan Shareholder Services Trust Company, as Rights Agent. (The First Amendment included as
                  Exhibit 4 to the Company's Form 8 (Amendment
                  No. 1 to Form 8-A filed on September 15, 1986) as filed on August 18, 1988, is hereby incorporated herein by reference.)

           4.6 Second Amendment dated as of September 14, 1988, to Rights Agreement dated as of September 9, 1986, between the Company and Morgan Shareholder Services Trust Company, as Rights Agent. (The Second Amendment included as Exhibit 5 to the Company's Form 8 (Amendment No. 2 to the Form 8-A filed on September 15, 1986) as filed on September 15, 1988, is hereby incorporated herein by reference.)

           4.7 Supplemental Rights Agreement and Third Amendment dated as of January 30, 1989, to Rights Agreement dated as of September 9, 1986, between the Company and Morgan Shareholder Services Trust Company, as Rights Agent. (The Supplemental Rights Agreement and Third Amendment included as Exhibit 6 to the Company's Form 8 (Amendment No. 3 to the
                  Form 8-A filed on September 15, 1986) as filed on January 30, 1989, is hereby incorporated herein by reference.)

           4.8 Fourth Amendment dated as of February 21, 1989, to Rights Agreement dated as of September 9, 1986 between the Company and Morgan Shareholder Services Trust Company, as Rights Agent. (The Fourth Amendment included as Exhibit 7 to the Company's Form 8 (Amendment No. 4 to the Form 8-A filed on September 15, 1986) as filed on February 21, 1989, is hereby incorporated herein by reference.)

           4.9 Supplemental Rights Agreement and Fifth Amendment dated as of October 7, 1991, to the Rights Agreement dated as of September 9, 1986, between the Company of New York and First Chicago Trust Company (as successor to Morgan Shareholder Services Trust Company), as Rights Agent. (The Supplemental Rights Agreement and Fifth Amendment included as
                 Exhibit 8 to the Company's Form 8 (Amendment
                 No. 5 to the Form 8-A filed on September 15,
                 1986) as filed on October 21, 1991, is hereby incorporated herein by reference.)


           4.10 Sixth Amendment (previously designated as the Fifth Amendment) dated as of March 23, 1993, to the Rights Agreement dated as of September 9, 1986, between the Company and First Chicago Trust Company of New York, as Rights Agent. (The Sixth Amendment (previously designated as the Fifth Amendment) included as Exhibit 9 (previously designated as Exhibit 8) to the Company's Form 8 (Amendment No. 6 (previously designated as Amendment No. 5) to the Form 8-A filed on September 15, 1986) as filed on July 2, 1993, is hereby incorporated herein by reference.)

           4.11 Amendment dated as of June 30, 1993, to the Fifth Amendment dated as of March 23, 1993, to the Rights Agreement dated as of September 9, 1986, between the Company and First Chicago Trust Company of New York, as rights agent. (The Amendment to the Sixth Amendment included as Exhibit 10 to the Company's Form 8
                (Supplement to Amendment No. 5 and
                redesignation thereof as Amendment No. 6 to the Form 8-A filed on September 15, 1986) as filed on July 2, 1993, is hereby incorporated herein by reference.)

           5 Opinion of Richard F. deLima, Esq. as to the leg ality of the securities being registered hereby.

          12 Statement re computation of earnings to fixed charges.

          15    Letter re unaudited interim financial
                information.

          23.1  Consent of KPMG Peat Marwick LLP.

          23.2 Consent of Richard F. deLima, Esq. (included in Exhibit 5.1).

           24 Powers of Attorney (included in the signature pages to the Registration Statement).

          25    Form T-1 Statement of Eligibility and
                Qualification of Trustee.

          99.1 Form of Agreement between the Company and Corporate Partners, L.P., Corporate Offshore
                Partners, L.P. and State Board of
                Administration of Florida.

          99.2  Registration Rights Agreement dated as of
                October 7, 1991, between the Company and
                Corporate Partners, L.P., Corporate Offshore
                Partners, L.P. and State Board of
                Administration of Florida.

ITEM 17.  UNDERTAKINGS

A.  The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) to include any prospectus required by
          Section 10(a)(3) of the Securities Act;

          (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

          (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (i) and (ii) shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above (other than through the liability insurance therein referenced), or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding and other than through such liability insurance) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                            SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing a Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Commonwealth of Massachusetts, on January 30, 1996.


                            POLAROID CORPORATION,

                            by   /s/  Gary T. DiCamillo
                              --------------------------
                              Name:   Gary T. DiCamillo
                              Title:  Chairman of the Board
                                      and Chief Executive
                                       Officer

Know All Men By These Presents, that each person whose signature appears below constitutes and appoints Gary T. DiCamillo, William J. O'Neill, Jr. and Richard F. deLima, severally, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, severally, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as each such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof, all on January 30, 1996.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on January 30, 1996.


                 Signature                  Title
               --------------            -------------------


            /s/  Gary T. DiCamillo        Chairman of the
            ----------------------        Board and Chief
              Gary T. DiCamillo            Executive Officer
                                          (Chief Executive Officer)

            /s/   Yen-Tsai Feng           Director
            ----------------------
               Yen-Tsai Feng

            /s/   Frank S. Jones          Director
            ----------------------
               Frank S. Jones

            /s/ John W. Loose               Director
            ---------------------------
                John W. Loose


           /s/ James D. Mahoney             Director
           ----------------------------
               James D. Mahoney

           /s/ Albin F. Moschner            Director
           ---------------------------
               Albin F. Moschner


           /s/ Henry Necarsulmer            Director
           ---------------------------
               Henry Necarsulmer

           /s/ Kenneth H. Olsen             Director
           --------------------------
               Kenneth H. Olsen

           /s/ Lester Pollack               Director
           --------------------------
               Lester Pollack

           /s/ Charles P. Slichter          Director
           --------------------------
               Charles P. Slichter

           /s/ Ralph Z. Sorenson            Director
           --------------------------
               Ralph Z. Sorenson


           /s/ Delbert C. Staley           Director
           --------------------------
               Delbert C. Staley

           /s/ Alfred M. Zeien             Director
           --------------------------
              Alfred M. Zeien

           /s/ William J. O'Neill, Jr.     Executive Vice
           --------------------------      President and Chief
               William J. O'Neill, Jr.     Financial Officer
                                           (Principal Financial Officer)

           /s/ Ralph M. Norwood            Vice President and
           --------------------------      Controller
               Ralph M. Norwood            (Controller)



                                  II-8